Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                               December 18, 2020


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9071
              Senior Loan Closed-End and ETF Portfolio, Series 33
                                 (the "Trust")
                      CIK No. 1825824 File No. 333-249960
________________________________________________________________________________

Dear Mr. Cowan:

      We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

General/Global Comment
______________________

      1. PLEASE EXPLAIN SUPPLEMENTALLY WHETHER THE TRUST IS RELYING ON SPECIFIC RELIEF FROM THE LIMITS SET FORTH IN SECTION 12(D)(1) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT") WITH RESPECT TO THE TRUST'S ACQUISITION OF THE SECURITIES OF OTHER INVESTMENT COMPANIES. ADDITIONALLY, PLEASE EXPLAIN HOW FUTURE TRUSTS WILL COMPLY WITH RULE 12D1-4 UNDER THE 1940 ACT UPON THE EFFECTIVENESS OF THE RULE AND SUBSEQUENT RECISSION OF THE TRUSTS' EXEMPTIVE RELIEF.

      Response: The Trust relies on exemptive relief granted to the First Trust family of unit investment trusts to acquire securities of other investment companies in excess of the limits imposed by Section 12(d)(1) of the 1940 Act. Future trusts will continue to rely on such exemptive relief until the time when such relief is rescinded and will then comply with the requirements of Rule 12d1-4 in order to acquire the securities of other investment companies.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                              Daniel J. Fallon